Exhibit 99.1

StoneCo Announces Mateus Scherer as new CFO, Change in Role of our President Augusto Lins and Split of Board Committees

Georgetown, Cayman Islands, May 26, 2023 -- StoneCo Ltd. (Nasdaq: STNE; B3: STOC31) (“Stone” or the “Company”), announced key management changes today, including the promotion of Mateus Scherer Schwening to the role of Chief Financial Officer. Mr. Scherer steps into the role previously held by interim CFO Silvio Morais. The Company also announced the retirement of President Augusto Lins from full-time responsibilities, transitioning to a part-time senior advisory role. These changes will take effect on July 1, 2023.

Since joining Stone in 2015, Mr. Scherer has contributed significantly to the Company in various finance roles, most recently serving as Vice President of Finance since April 2022. Additionally, he held a position on the Board of Directors from May 2021 through April 2022 and served on the Finance Committee.

“We are pleased to promote Mateus to the role of Chief Financial Officer. Mateus has a long history with Stone and has been instrumental in supporting the company’s efforts to balance the company’s strong growth with improving profitability. As CFO, Mateus will play a key role in leading the Company and guiding our financial discipline, efficiency gains and capital allocation,” said Pedro Zinner, CEO of StoneCo.

“We would also like to thank Augusto for the invaluable contributions to the Company over the past 10 years. He played a crucial role in developing the Company’s early initiatives in sales and operations as well as the Company’s client-centric culture. Augusto will remain a close senior advisor to the Company in our next phase of growth”, said Pedro Zinner.

In addition to the changes above, the Board of Directors’ Finance & Risk committee will be split into two separate committees. Silvio Morais will return to his role on the Board of Directors and lead the Finance committee, which will also include Thiago Piau, and Diego Fresco. The Risk committee will be comprised of Patricia Schindler as Head of the committee, Luciana Aguiar, and Conrado Engel. These changes will also take effect on July 1, 2023.

“I would like to thank Silvio for his important contributions to the Company and the improvements he led across our Finance organization. We are fortunate to continue to benefit from Silvio’s extensive experience through his role in the Board and the Finance Committee”, said Pedro Zinner.

Bio of Mateus Scherer

Effective July 1, 2023, Mateus Scherer Schwening will take on the role of Chief Financial Officer at StoneCo. Currently, Mateus serves as StoneCo's Vice President of Finance, a role he has held since April 2022. He joined the Company as a partner in 2015 and since then, has held various positions across Treasury, Financial Planning & Analysis, Capital Allocation, and Strategic Projects, helping guide new investments, facilitate mergers and acquisitions, and manage capital raises, among other duties. He holds a Bachelor of Science degree in Economics from Insper.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co